FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐        No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that by virtue of decision K2-14079 of the Ministry of Development the financial statements of the Bank as at 30 June 2008, on the basis of which the Board of Directors, in line with article 46 of the Companies Act and previous Board decisions, approved payment, as per the prospectus, of €33,250,000 (i.e. US$42,187,500) to the owners of redeemable preferred non-voting shares of the Bank (article 17b of the Companies Act), were filed with the Companies Register.

The payment will be made in two installments at least twenty days after completion of the publications and formalities required by law (article 46 of the Companies Act, as amended). The said preferred shares were issued after the second repeat General Meeting of shareholders decision of 15 May 2008, as per the provisions of the Bank’s Articles of Association and relevant approvals of the regulatory authorities.

Athens, 19 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 20th November, 2008

Vice Chairman - Deputy Chief Executive Officer